                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                            STRATOSPHERE CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  86 3106 10 0
                                 (CUSIP Number)

                                   BOB STUPAK
                               2015 PARADISE ROAD
                            LAS VEGAS, NEVADA  89104
                                 (702) 383-0764
 (Name, Address and Telephone Number of Person Authorized to Received Notices
                              and Communications)

                               SEPTEMBER 10, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five person of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
  CUSIP NO.  863106 10 0                                  PAGE 2 OF ___ PAGES



   1)    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Bob Stupak

   2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [ ]
              (b) [x]

   3)    SEC USE ONLY

   4)    SOURCE OF FUNDS*
         Not applicable

   5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)     [ ]

   6)    CITIZENSHIP OR PLACE OF ORGANIZATION      U.S.

  NUMBER OF             (7)    SOLE VOTING POWER              58,700
  SHARES
  BENEFICIALLY          (8)    SHARED VOTING POWER         5,257,500
  OWNED BY
  EACH REPORTING        (9)    SOLE DISPOSITIVE POWER         58,700
  PERSON
  WITH                  (10)   SHARED DISPOSITIVE POWER    5,257,500

  11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,316,200

  12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

  13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    9.1%

  14)    TYPE OF REPORTING PERSON*      IN



                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
  CUSIP NO.  863106 10 0                                  PAGE 3 OF ___ PAGES



  1)    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Bob Stupak Enterprises, Inc.

  2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a) [ ]
             (b) [x]

  3)    SEC USE ONLY

  4)    SOURCE OF FUNDS*
        Not applicable

  5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)     [ ]

  6)    CITIZENSHIP OR PLACE OF ORGANIZATION
        Nevada

  NUMBER OF            (7)    SOLE VOTING POWER                58,700
  SHARES
  BENEFICIALLY         (8)    SHARED VOTING POWER           5,257,500
  OWNED BY
  EACH REPORTING       (9)    SOLE DISPOSITIVE POWER           58,700
  PERSON
  WITH                 (10)   SHARED DISPOSITIVE POWER      5,257,500


  11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,316,200

  12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]

  13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    9.1%

  14)   TYPE OF REPORTING PERSON*      CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
  CUSIP NO.  863106 10 0                                  PAGE 4 OF ___ PAGES



   1)    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DINE OUT CORP.

   2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [ ]
              (b) [x]

   3)    SEC USE ONLY

   4)    SOURCE OF FUNDS*
         Not Applicable

   5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)     [ ]

   6)    CITIZENSHIP OR PLACE OF ORGANIZATION
         Nevada

  NUMBER OF              (7)    SOLE VOTING POWER                  0
  SHARES
  BENEFICIALLY           (8)    SHARED VOTING POWER                0
  OWNED BY
  EACH REPORTING         (9)    SOLE DISPOSITIVE POWER             0
  PERSON
  WITH                  (10)    SHARED DISPOSITIVE POWER           0

  11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

  12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

  13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    0.0%

  14)    TYPE OF REPORTING PERSON*   CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.  863106 10 0              SCHEDULE 13D             PAGE 5 OF ___ PAGES

                             EXPLANATORY STATEMENT

         This Amendment No. 6 ("Amendment No. 6") amends, pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Statement on Schedule 13D filed by Bob Stupak ("Stupak"), Bob Stupak Enterprises, Inc., a Nevada corporation ("BSE"), and Dine Out Corp., a Nevada corporation ("Dine Out" and collectively with Stupak and BSE, the "Reporting Persons" or the "Stupak Affiliates"), dated November 15, 1993, as previously amended (the "Schedule 13D"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Stratosphere Corporation, a Delaware corporation (the "Issuer" or the "Company"). Unless otherwise indicated, capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule 13D.

         The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

         This Amendment No. 6 is being filed for the purpose of reporting open market sales of Common Stock by the Reporting Persons. The filing of this amendment is not, and should not be deemed to be, an admission that such an amendment is required to be filed.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 is hereby amended and restated as follows:

         This Schedule 13D is filed on behalf of Bob Stupak Enterprises, Inc., a Nevada corporation ("BSE), Dine Out Corp., a Nevada corporation ("Dine Out") and Bob Stupak (each a "Reporting Person" or "Stupak Affiliate" and, collectively, the "Reporting Persons" or the "Stupak Affiliates"). The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

         BSE. BSE is a Nevada corporation whose principal business is the ownership of the Common Stock of the Issuer. The business address of BSE is 2015 Paradise Road, Las Vegas, Nevada 89104.

         Dine Out. Dine Out is a Nevada corporation whose principal business is the ownership of the Common Stock of the Issuer. The business address of Dine Out is 2015 Paradise Road, Las Vegas, Nevada 89104.

         Stupak. Bob Stupak is the sole director, president, secretary, treasurer and stockholder of each of BSE and Dine Out. His principal occupation is serving as Chairman of the Board of





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CUSIP NO.  863106 10 0              SCHEDULE 13D             PAGE 6 OF ___ PAGES

Directors of the Issuer. The business address of Mr. Stupak is 2015 Paradise Road, Las Vegas, Nevada 89104. Mr. Stupak is a citizen of the United States.

         During the past five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         As a result of sales of all of the shares Common Stock owned by Dine Out, Dine Out will no longer be a Reporting Person for purposes of this and all future filings.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Schedule 13D is hereby amended and restated as follows:

         As of September 24, 1996, BSE is the beneficial owner of 5,316,200 shares of Common Stock, which represent approximately 9.1% of the outstanding Common Stock of the Issuer. As of September 24, 1996, Dine Out does not beneficially own any shares of Common Stock. Accordingly, Dine Out will no longer be a Reporting Person for purposes of this and all future filings. By virtue of being the sole stockholder, director, president, treasurer and secretary of BSE, Mr. Stupak may be deemed to have the power to vote and dispose of the shares of Common Stock owned by BSE. Accordingly, Mr. Stupak may be considered the beneficial owner of an aggregate of 5,316,200 shares of Common Stock as of September 24, 1996, which represent approximately 9.1% of the outstanding Common Stock.

         Pursuant to the terms of the Asset Purchase Agreement and FIB Escrow Agreement, certain shares of Common Stock (5,257,500 shares as of September 10, 1996) beneficially owned directly by BSE and indirectly by Mr. Stupak are held in escrow and pledged to the Issuer to secure certain obligations of Mr. Stupak. Under Rule 13d-3(d)(3) of the Exchange Act, the Issuer, as pledgee, may be deemed to share the voting and dispositive power with respect to such pledged shares. Except for such pledged shares, each Reporting Person has, directly or indirectly, sole voting and dispositive power with respect to all of the shares of Common Stock reported for it.

         The Issuer and Nevada State Bank, as pledgees, have (i) the right to receive and hold, as additional security, dividends paid on the pledged shares and (ii) the right to receive the proceeds, subject to certain limitations, from the sale of any of such pledged shares that are sold pursuant to the terms of the agreements governing the respective pledges.

         Transactions in the Common Stock effected by the Reporting Persons since the most recent filing on Schedule 13D are set forth on Schedule A hereto.

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CUSIP NO.  863106 10 0              SCHEDULE 13D             PAGE 7 OF ___ PAGES

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended and supplemented by adding the following:

         As of September 24, 1996, all but 8,700 of the shares of Common Stock pledged to Nevada State Bank pursuant to that certain commercial pledge and security agreement dated April 18, 1996 have been sold.

CUSIP NO.  863106 10 0            SCHEDULE 13D               PAGE 8 OF ___ PAGES

                                   SCHEDULE A

         BSE effected the following open market transactions in the Common Stock since the most recent filing on Schedule 13D.

 DATE          NUMBER OF SHARES     PRICE PER SHARE         DESCRIPTION
-------       ------------------   ------------------     ---------------
 8/6/96            50,000                 3.00                  Sale
 8/7/96            40,000                 3.00                  Sale
 8/9/96            50,000                 2.7813                Sale
8/13/96            10,000                 2.75                  Sale
8/14/96           200,000                 1.9375                Sale
8/20/96            30,000                 1.4375                Sale
8/20/96            20,000                 1.375                 Sale
8/20/96            50,000                 1.25                  Sale
8/29/96            60,000                 2.25                  Sale
8/30/96            40,000                 2.25                  Sale
8/30/96            20,000                 2.00                  Sale
8/30/96            43,700                 2.201                 Sale
8/30/96           131,300                 2.035                 Sale
 9/4/96            10,000                 1.6875                Sale
 9/4/96            15,000                 1.65625               Sale
 9/4/96            25,000                 1.6875                Sale
 9/5/96            57,500                 1.50                  Sale
 9/5/96            50,000                 1.52                  Sale
 9/6/96            10,000                 1.5625                Sale
 9/6/96            10,000                 1.50                  Sale
 9/6/96            10,000                 1.875                 Sale
9/10/96             6,000                 1.625                 Sale
9/10/96             2,000                 1.6875                Sale
9/10/96            58,496                 1.53125               Sale
9/10/96            20,000                 1.75                  Sale
9/10/96            30,000                 1.625                 Sale
9/10/96            50,000                 1.53125               Sale
9/10/96           100,000                 1.50                  Sale

CUSIP NO.  863106 10 0           SCHEDULE 13D              PAGE 9 OF ___ PAGES

         Dine Out* effected the following open market transactions in the Common Stock since the most recent filing on Schedule 13D.

 DATE          NUMBER OF SHARES     PRICE PER SHARE         DESCRIPTION
-------       ------------------   ------------------     ---------------
8/29/96            20,000                  2.25                 Sale





__________________________________

*        No longer a Reporting Person.

CUSIP NO.  863106 10 0            SCHEDULE 13D              PAGE 10 OF ___ PAGES

                                   SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        September 25, 1996                         /s/ BOB STUPAK
      -----------------------                   ------------------------
               Date                                   Bob Stupak

CUSIP NO.  863106 10 0            SCHEDULE 13D              PAGE 11 OF ___ PAGES

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       BOB STUPAK ENTERPRISES, INC.

     September 25, 1996                By:/s/         BOB STUPAK
  ------------------------             ---------------------------------
            Date                                 Bob Stupak, President

CUSIP NO.  863106 10 0            SCHEDULE 13D             PAGE 12 OF ___ PAGES

                                   SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       DINE OUT CORP.

   September 25, 1996                  By:/s/         BOB STUPAK
 ----------------------                --------------------------------
           Date                                  Bob Stupak, President






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